SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RADVISION LTD.
(Name of Subject Company (Issuer))

ZOHAR ZISAPEL
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
(Title of Class of Securities)

M81869105
(CUSIP Number of Class of Securities)

Zohar Zisapel
24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
+972-3-645-8101
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Steven J. Glusband, Esq.	Noam Nativ, Adv.
Carter Ledyard & Milburn LLP	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Wall Street	2 Weizmann Street
New York, New York 10005	Tel Aviv 64239, Israel
Telephone: (212) 732-3200	Telephone: (972) 3-608-9999
Telecopy: (212) 732-3232

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 6,119,782	$ 341.48

*     For purposes of calculating the filing fee only, this amount is based on the offer to purchase 971,394 ordinary shares of Radvision Ltd. at a purchase price of $6.30 cash per share.

**     Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. M81869105

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mr. Zohar Zisapel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,681,438*
	8.	SHARED VOTING POWER 187,213**
	9.	SOLE DISPOSITIVE POWER 4,681,438*
	10.	SHARED DISPOSITIVE POWER 187,213**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,868,651*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.93%***
14.	TYPE OF REPORTING PERSON IN

* Includes 101,250 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of the date of this filing or within 60 days thereafter (the “Options”).

** The 187,213 Ordinary Shares are held of record by RAD Data Communications Ltd., an Israeli company. The Reporting Person is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. The Reporting Person and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

***Based on 19,427,880 Ordinary Shares (including the Options) that the Issuer advised were issued and outstanding (which excludes 3,088,343 Ordinary Shares held as treasury stock) as of April 15, 2009.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Mr. Zohar Zisapel, the Chairman of the Board of Directors of RADVISION Ltd. (“Radvision”) and a principal shareholder of Radvision, and relates to the offer by Mr. Zisapel to purchase 971,394 outstanding ordinary shares, nominal (par) value NIS 0.10 per share (the “Shares”), of Radvision, at $6.30 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated April 30, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)     The information set forth in Section 8 (“Information Concerning Radvision”) of the Offer to Purchase is incorporated herein by reference.

(b)     The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)     The information set forth under “Introduction,” Section 6 (“Price Range of the Shares”) and Section 8 (“Information Concerning Radvision”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) and (c)     The information set forth in the Offer to Purchase under “Introduction” and Section 9 (“Information Concerning Mr. Zohar Zisapel”) is incorporated herein by reference.

(b)     N/A

ITEM 4. TERMS OF THE TRANSACTION.

(a)     The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

š	“Summary Term Sheet;”

š	“Introduction;”

š	“Background to the Offer;”

š	Section 1 (“Terms of the Offer; Proration; Expiration Date”);

š	Section 2 (“Acceptance for Payment and Payment”);

š	Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

š	Section 4 (“Withdrawal Rights”);

š	Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”);

š	Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

š	Section 10 (“Sources and Amount of Funds”);

š	Section 11 (“Conditions to the Offer”);

š	Section 12 (“Legal Matters and Regulatory Approvals”); and

š	Section 14 (“Miscellaneous”).

        The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b)     The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer” and Section 9 (“Information Concerning Mr. Zohar Zisapel”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)     The information set forth in the Offer to Purchase under “Background to the Offer – Background” and “Background to the Offer – Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7)     The information set forth in the Offer to Purchase under “Background to the Offer – Plans for Radvision after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning Mr. Zohar Zisapel”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d)     The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer – Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)     The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer – Related Party Transactions,” “Background to the Offer – Beneficial Ownership of Shares” and Section 9 (“Information Concerning Mr. Zohar Zisapel”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)     The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b)     Financial and pro forma information with respect to Mr. Zisapel has not been included in this Schedule TO because Mr. Zisapel believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. Mr. Zisapel believes that his financial condition is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) Mr. Zisapel has sufficient cash on hand to purchase the Shares and, as described in the Offer, (A) the Israeli Depositary has agreed to guarantee Mr. Zisapel’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, Mr. Zisapel has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the number of Shares that Mr. Zisapel is offering to purchase in the Offer.

Mr. Zisapel also considered the following factors in concluding that his financial information is not material to the decision whether to tender Shares in the Offer:

—	Consummation of the Offer will not result in a change of control of Radvision. If the Offer is consummated, the number of Shares that are beneficially owned by Mr. Zisapel will increase by 5.0%, to approximately 29.90% of the Shares. An action by holders of Radvision Shares on a matter generally requires the approval of a majority of the votes cast on the matter, and Mr. Zisapel will not beneficially own a majority of the Shares as a result of the Offer.

—	Following consummation of the Offer, under Israeli law, Mr. Zisapel will be able to accumulate 45% or more of the outstanding Shares in the aggregate only by means of another public special tender offer or a private placement approved by a special majority of Radvision’s shareholders in the manner described in the paragraph below.

—	Following consummation of the Offer, safeguards under Israeli law will restrict Mr. Zisapel’s ability to cause Radvision to enter into transactions in which he has an interest. Following the consummation of the Offer, transactions between Mr. Zisapel andj Radvision, and transactions of Radvision in which Mr. Zisapel has a personal interest (other than solely through his ownership of Radvision Shares), which are material, or not in the ordinary course of business or not on market terms, will require the approval of Radvision’s shareholders by a special majority. Specifically, in addition to approval by Radvision’s audit committee and board of directors, in that order, such transactions will require approval by at least one-third of the disinterested shareholders voting on the matter, or that the disinterested shareholders who voted against it do not constitute more than 1.0% of the issued and outstanding Radvision Shares, as well as by a majority of all the shareholders voting on the matter.

ITEM 11. ADDITIONAL INFORMATION.

(a)     The information set forth in the Offer to Purchase under “Background to the Offer” (“Interest of Persons in the Offer,” “Related Party Transactions”), Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning Mr. Zohar Zisapel”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. Mr. Zisapel is not aware of any material pending legal proceedings relating to the Offer.

(b)     The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

        On April 30, 2009, Mr. Zisapel issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated April 30, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(5)(A)	Text of Press Release issued by Mr. Zisapel on April 30, 2009.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on April 30, 2009.*

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on April 30, 2009.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* English translation from Hebrew.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Zohar Zisapel —————————————— Zohar Zisapel

Dated: April 30, 2009

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated April 30, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(5)(A)	Text of Press Release issued by Mr. Zisapel on April 30, 2009.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on April 30, 2009.*

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on April 30, 2009.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* English translation from Hebrew.